

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2020

John E. Kunz
Chief Financial Officer
U.S. Concrete, Inc.
331 N. Main Street
Euless, Texas 76039

      Re: U.S. Concrete, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 25, 2020
           File No. 001-34530

Dear Mr. Kunz:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing